FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated March 09, 2012

Commission File Number 1-15018

FIBRIA CELULOSE S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Alameda Santos, 1357, 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

CALL NOTICE FOR

EXTRAORDINARY GENERAL MEETING

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited, as provided in Article 124 of Law nº 6.404 of December 15, 1976 (the “Brazilian Corporation Law”), on first notice, to attend the Extraordinary General Meeting to be held on March 26, 2012, at 10:00 AM, in the Company’s headquarters building, located at Alameda Santos, n° 1357/8º floor, Sala Multiconferência, City of São Paulo, State of São Paulo, to deliberate the following agenda:

(a) modify the limit of the Company’s authorized capital to allow the issuance of up to 150.000.000 (one hundred fifty million) new common shares, with the resulting amendments in the Company’s the Bylaws;

(b) modify the Company’s Bylaws to adapt it to the minimum clauses required by the New Market Listing Regulation (Regulamento do Novo Mercado), in force since May 10, 2011, according to the Oficio Circular 017/2011-DP of BM&FBovespa;

(c) approve the consolidation of the Company’s Bylaws.

General Information:

1. Holder of common nominal shares with no par value issued by the Company, their legal representatives or attorneys-in-fact may participate in the presently summoned meetings, provided that the aforementioned shares are registered in their names at the depository financial institution responsible for keeping record of the Company’s shares, and/or custody agent, pursuant to the provision set forth in Article 126 of Law no. 6.404/76. Shareholders should be present before the starting time indicated in the Call Notice, bearing the following documents:

• Individual Shareholders: Personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after March 21, 2012;

• Corporate Shareholders: Certified copies of the latest articles of incorporation or consolidated bylaws and of the corporate documents which grant representations powers (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after March 21, 2012;

• Investment Funds: Certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to corporate documentation that grant powers of representation (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after March 21, 2012;

1.1. Up to 3 (three) business days before the date set for the General Meetings presently summoned, in accordance with article 28, § 4, of the Bylaws, the Shareholder that will be represented by an attorney-in-fact must deposit at the headquarters of the Company the respective power of attorney. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, n° 1357/2° floor, 01419-908, São Paulo - SP.

1.2. If the Shareholder has not deposited the power of attorney in the time established in article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the Meetings, as long as they present, by that date, the originals of the documents proving their powers.

2. Are available to the Shareholders at the Company’s headquarters, on the webpage of the Company (www.fibria.com.br/ir); on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br); and on the São Paulo Stock Exchange BM&FBOVESPA website (www.bmfbovespa.com.br), to the consultation of the Shareholders, a copy of the proposed amendment to the Company’s Bylaws to be discussed in the General Meeting, in accordance with article 11 of CVM Instruction n° 481, of December 17, 2009.

São Paulo, March 9, 2012.

JOSÉ LUCIANO DUARTE PENIDO

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 09, 2012

FIBRIA CELULOSE S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Chief Financial Officer and Investors Relations Officer